ZeroFox Holdings, Inc.

1834 S. Charles Street

Baltimore, MD 21230

October 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZeroFox Holdings, Inc.

Registration Statement on Form S-1

File No. 333-267200

Ladies and Gentlemen:

ZeroFox Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 7, 2022, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Jeffrey N. Ostrager of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey N. Ostrager of Venable LLP, counsel to the Registrant, at (212) 218-2142.

Very truly yours,

ZEROFOX HOLDINGS, INC.

By:	/s/ Timothy S. Bender
Name:	Timothy S. Bender
Title:	Chief Financial Officer

cc:	Thomas P. FitzGerald, ZeroFox Holdings, Inc.

Jeffrey N. Ostrager, Venable LLP